S03/9/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04004568

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48753

RECEIVED FEB 27 2004 SEC MAIL PROCESSING WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st,2003 (MM/DD/YY) AND ENDING December 31st,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Capital Markets of Puerto Rico,Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Muñoz Rivera Ave Lobby Level BBVA Tower
(No. and Street)

San JUan (City) Puerto Rico (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonia Marbarak 787-777-2954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower 268 Muñoz Rivera Ave San Juan PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eduardo Colón, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Capital Markets of Puerto Rico, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Aff. No. 115
Eduardo Colón, mayor de edad, casado, ejecutivo y residente de San Juan, Puerto Rico, a quien conozco personalmente, jura y suscribe en San Juan, Puerto Rico, hoy 13 de febrero de 2004.

Ana M. del Toro Sabater
Notary Public

ANA M. DEL TORO SABATER
ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.

(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2003 and
Independent Auditors' Report

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of BBVA Capital Markets of Puerto Rico, Inc.:

We have audited the following financial statements of BBVA Capital Markets of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BBVA Capital Markets of Puerto Rico, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BBVA Capital Markets of Puerto Rico, Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2004

Stamp No. 1938920

affixed to original.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS:	
Cash	$ 93,548
Money market investments	3,820,292
Cash and cash equivalents	3,913,840
Deposit with clearing broker	100,000
Receivables:	
Brokers, customers and others, net of allowance of $12,848	80,781
Accrued interest	2,404
Prepaid expenses and other assets	54,232
Securities owned–at market value	2,253,570
Employee loans	610,000
Property and equipment, net	121,285
Deferred income tax asset	84,420
TOTAL	$7,220,532
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES—Accounts payable and accrued expenses	$ 205,466
STOCKHOLDER'S EQUITY:	
Common stock of $1 par value; authorized 1,000,000 shares; 805,000 shares issued and outstanding	805,000
Additional paid-in capital	6,460,000
Accumulated deficit	(249,934)
Total stockholder's equity	7,015,066
TOTAL	$7,220,532

See notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 426,814
Principal transactions	1,652,744
Investment banking	800,646
Investment advisory fees	108,500
Interest and dividends	151,526
Other income	31,489
Total revenues	3,171,719
EXPENSES:	
Employee compensation and benefits	2,055,098
Brokerage, clearing, and exchange	86,974
Communications	183,979
Professional services	167,508
Occupancy and equipment rental	165,385
Advertising	26,130
Interest expense	1,665
Other operating expenses	293,977
Total expenses	2,980,716
INCOME BEFORE PROVISION FOR INCOME TAXES	191,003
PROVISION FOR INCOME TAXES:	
Current	(7,282)
Deferred	84,602
Total provision for income taxes	77,320
NET INCOME	$ 113,683

See notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 113,683
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	35,052
Provision for doubtful accounts	11,353
Deferred income tax provision	84,602
Forgiveness of employee loans	191,000
Change in assets and liabilities:	
Receivables	(7,303)
Securities owned	3,388,351
Prepaid expenses and other assets	(11,775)
Accounts payable and accrued expenses	(117,457)
Total adjustments	3,573,823
Net cash provided by operating activities	3,687,506
CASH FLOWS FROM INVESTING ACTIVITIES—	
Purchases of property and equipment	(20,585)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,666,921
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002	246,919
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2003	$3,913,840
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid during the year	$ 1,665
Income tax paid during the year	$ -

See notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2002	$ 805,000	$ 6,460,000	$ (363,617)	$ 6,901,383
Net income			113,683	113,683
BALANCE AT DECEMBER 31, 2003	$ 805,000	$ 6,460,000	$ (249,934)	$ 7,015,066

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

BBVA Capital Markets of Puerto Rico, Inc. (the "Company") is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A ("BBVA"). The Company is engaged in investment banking, brokerage, and financial advisory services and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker and dealer and as an investment advisor in accordance with the Uniform Security Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K (2)(ii) of such rule.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the Unites States of America. The following is a summary of the Company's most significant accounting policies:

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at market value and the changes in market value are included as income for the reporting period.

Property and Equipment—Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis using estimated useful lives, which range from five to ten years.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking Revenues—Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other Income and Expenses—Other income and expenses are accounted for on the accrual basis.

Income Taxes—The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments—Assets, including cash and cash equivalents, employee loans and other receivables are carried at amounts that approximate fair value. Securities owned are valued at market using quoted market prices for actual or similar instruments. Accrued expenses, other liabilities and all payables are carried at amounts, which approximate fair value.

Cash Equivalents—For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents include money market investments.

2. CLEARING AGREEMENT

The Company has entered into a clearing agreement (the "Agreement") with The Pershing Division of Donaldson, Lufkin & Jeanette Securities Company ("Pershing"). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company shall also maintain a minimum deposit requirement of $100,000 with Pershing.

3. SECURITIES OWNED

Securities owned at December 31, 2003, carried at market value, are as follows:

Preferred stock	$1,220,080
PR Government securities	773,671
Mutual funds	256,464
GNMA certificates	3,355
Total	$2,253,570

4. RELATED- PARTY TRANSACTIONS

The Company receives technical, operational and consulting services from an affiliate, Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR") for which it is charged a management and service fee. For the year ended December 31, 2003, the Company was charged $36,000 by its affiliate for the services indicated above. Amount due to affiliate, included within accounts payable and accrued expenses in the statement of financial condition, amounted to $6,208 at December 31, 2003.

The Company also maintains a demand deposit account with BBVAPR. The balance of this account at December 31, 2003 amounted to $91,989.

Employee loans amounted to $610,000 at December 31, 2003. These loans and interest therein are payable on a five-year term at each employee anniversary date. The loans shall accrue interest at an annual rate of one-year LIBOR plus 2.00%. If at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive to the employee an amount equal to the amount payable at such date under the loan. Loan repayments forgiven, recognized as employee compensation expense, amounted to $191,000 for the year ended December 31, 2003. Employee loan principal balances are payable as follows:

Year Ending December 31	
2004	$ 191,000
2005	191,000
2006	141,000
2007	87,000
Total	$ 610,000

Also, refer to Note 8 for lease agreement with BBVAPR.

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003, consisted of:

Leasehold improvements	$ 90,786
Furniture and fixtures	62,844
Other equipment	84,964
Total property and equipment	238,594
Less accumulated depreciation and amortization	117,309
Property and equipment, net	$ 121,285

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $5,639,430 under the SEC rule 15c3-1, which was $5,539,430 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1 at December 31, 2003.

7. INCOME TAXES

The Company is subject to Puerto Rico income tax at rates ranging from 22% to 39%. At December 31, 2003, the Company has available net operating losses of approximately $272,000 to offset future taxable income, if any, expiring through 2008. A deferred tax asset of $84,420 was recognized at December 31, 2003, for the future tax benefits that may result from such net operating losses carryforward and the allowance for doubtful accounts. No valuation allowance was deemed necessary at December 31, 2003.

8. COMMITMENT

The Company leases office facilities under a noncancellable operating lease agreement with BBVAPR, expiring on May 31, 2005. Rental payments contain a fixed portion and a variable portion, which is contingent on revenues generated by the Company. Rent expense for the year ended December 31, 2003 was $145,198. Future fixed commitments under this operating lease are as follows:

Year Ending December 31	Amount
2004	$ 79,944
2005	33,310
Total	$ 113,254

9. CONTINGENCIES

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

* * * * * *

SCHEDULE I

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.

(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$7,015,066
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		7,015,066
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		7,015,066
Deductions and/or charges:		
Total nonallowable assets	$952,278	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	-	952,278
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		6,062,788
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated debt	-	
Trading and investment securities:		
Exempt investment securities	151	
Debt securities	35,540	
Options	-	
Other securities	295,597	
Undue concentration	92,020	423,308
Net capital		$5,639,480

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 13,698
Minimum dollar requirement	$ 100,000
Net capital requirement (greater of two amounts above)	$ 100,000
Net capital	$5,639,480
Excess net capital	$5,539,480
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$5,618,883

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2003, Form X-17A-5, Part II-A filing.

SCHEDULE I

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 205,466
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 205,466
Ratio: Aggregate indebtedness to net capital	.04 to 1

Schedule of Nonallowable Assets

Cash	$ 1,560
Receivable from brokers, customers and others, net	80,781
Prepaid expenses and other assets	54,232
Employee loans	610,000
Deferred income tax asset	84,420
Property and equipment, net	121,285
Total nonallowable assets	$ 952,278

SCHEDULE II

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

The Company has entered into a clearing agreement (the "Agreement") with The Pershing Division of Donaldson, Lufkin & Jeanette Securities Company ("Pershing"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2003.

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 13, 2004

To the Board of Directors and Stockholder
of BBVA Capital Markets of Puerto Rico, Inc.:

In planning and performing our audit of the financial statements of BBVA Capital Markets of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., for the year ended December 31, 2003 (on which we have issued our report dated February 13, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 1938926

affixed to original.